Pete Ferrari

Pete Ferrari has extensive background in "Early Adopter" markets, which is where the Allulose market rests. In 1989, at 22 years old, Mr. Ferrari identified a loophole in AT&T's tariff for commercial long-distance telephone service and launched a company. He was among the first in the telecommunications space to unveil a company of this type. That company was sold 3 years later at a 10x multiple.

In 1995, with the advent of Corporate browser-based Intranets, a divergent technology from the Client Server platform, Mr. Ferrari built a company that created a transactional based Intranet application for Human Resources functions such as; Benefits Open Enrollment, Time and Attendance, Payroll, Recruiting and Staffing. Ferrari moved to Silicon Valley and built the West Coast base of Operations leading up to the company's acquisition which was one of the Top 15 largest for that year in its space.

In 2000, Mr. Ferrari was among the first to identify the raw power of the internet for transactional purposes. He built a collaborative auto-replenishment mechanism to facilitate the procurement of office supplies by Fortune Companies in a highly secure environment with volume pricing and structured protocols. This controlled/eliminated what was called "maverick spending" by corporate branches which was costing big business billions of wasted dollars per year. This patent pending technology at the time revolutionized the industry.

In 2013, Mr. Ferrari started traveling to Nashville, TN to develop residential property. Nashville was not a Top 100 market during this period and was a greater commute from where Mr. Ferrari lived versus Atlanta, GA. Atlanta was already a Top 10 market at that point and a place where Ferrari had expansive network from living there for nearly 12 years. Subsequent to the analysis of long-haul transport maps, shipping routes, Tennessee state incentives to attract big business and FedEx's expansion plans, Mr. Ferrari made the decision to develop in Tennessee instead. Eight years later, Nashville is a Top 10 market and boasts the presence of Sir Richard Branson and Donald Trump for Developers.

Early Adopter environments need to be handled differently. As there is little Intellectual Property present, there is a larger component of relationship and trust that must be established in order to compensate for the lack of awareness. This surrounds working closely with customers, as well as, strategic partners. Combining long tenured experience in working with Early Adopter markets and a prolific background in software and technology provides keen insight into the methods and processes by which GFG will be built.

Pete holds a Bachelor of Science degree from the University of Connecticut.

Recent work history:

Global Foods Group, CEO, 4/13/20 – present

Real Estate Developer, self-employed 2013 - present